February 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Group Inc.

Amendment No. 1 to the Registration Statement on Form S-1

File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated January 25, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff with this letter. In addition, we also include a marked copy of Amendment No. 1 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 1.

General

1.	We note references to “premium quality,” “highly engineered” and “mission critical” on page 1, “essential link,” “premier network of suppliers,” “aggressive marketing” and “deep knowledge” on page 3, “trusted” third party service providers, “strategically located,” “efficiently and quickly,” “minimal” capital investment and “proven ability” on page 6, “significant future opportunities,” “quality service” and “history of successfully expanding our global footprint” on page 92, “favorable production allocations” on page 94 and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 6, 98, 99, 100 and elsewhere in the prospectus to remove marketing language or to revise such language to state that such claims are the beliefs of the Company. In instances where the Company has revised such language to state that such claims are the belief of the Company, the Company has also stated the basis for such beliefs.

In the case of references to “premium quality” and “highly engineered,” the Company believes that such terms reflect the key attributes of the products the Company supplies, which, the Company believes, differentiates it from its competitors. Accordingly, the Company respectfully submits that these phrases are an appropriate means to convey to investors the types of products the Company distributes.

2.	Please revise throughout your filing to remove or define industry jargon. We note, for example, the terms “unconventional resource developments” on page 2, “significant and bolt-on opportunities” on page 6, “unconventional resource plays” on page 86 and “jack-up rigs” on page 88.

Response:

In response to the Staff’s comment, the Company has revised pages 2, 7, 90-94 and elsewhere in the Prospectus to remove or to define industry jargon.

Cover Page Artwork

3.	Please revise to limit pictures to your own products or services rather than other companies’ finished products. Additionally please retain only the text which is required, if any, to briefly explain the images.

Response:

In response to the Staff’s comment, the Company has revised the cover page artwork to limit such artwork to pictures of the Company’s products.

About this Prospectus, page ii

4.	We note your disclosure in the first sentence of the second paragraph of this section. Please advise as to what information other than the information contained in the prospectus you are referring investors to or delete this reference.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page ii to delete the reference to information to which investors are being referred.

Securities and Exchange Commission

February 8, 2012

Special Note Regarding Industry and Market Data, page ii

5.	Please revise to state that you believe and act as though the market data presented are accurate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page ii to state that the Company believes and acts as though the market data presented are accurate.

Prospectus Summary, page 1

6.	Please briefly summarize and explain payments to be made under the tax receivable agreement. Additionally please revise to briefly summarize the exchange agreement.

Response:

In response to the Staff’s comment, the Company has included on page 9 a brief summary and explanation of the payments to be made under the Tax Receivable Agreements, as well as a brief summary of the Exchange Agreements.

7.	Please balance the summary section to include a section that discusses the current challenges facing your business. We note, for example, the volatility of oil and natural gas prices, your high level of outstanding indebtedness and significant cash interest expense in fiscal 2012 and subsequent years as discussed on page 29, the substantial payments to be made to the Continuing Holders under the Tax Receivables Agreement as discussed on page 123, your strategic inventory liquidation, inventory write-downs and goodwill impairment charges. Please also revise this section to clarify that the proceeds from this offering will be used to pay down existing debt including prepayment penalties as opposed to expanding your business operations.

Response:

In response to the Staff’s comment, the Company has expanded disclosure that was previously on page 9 of the Prospectus and re-located such disclosure to pages 7 and 8 of the Prospectus in order to give it more prominence in the summary section. The Company has also included within the summary section on page 7 and on page 13 disclosure to the effect that proceeds from the offering will not be used to expand the Company’s business operations.

Our Company, page 1

8.	Please revise to state your pro forma losses for the year ended December 31, 2010 and include a cross reference to the calculation of EBITDA. Additionally, please revise to state the revenues and net losses for your predecessor’s two most recent fiscal years and most recently completed interim stub.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 as requested.

Our Market, page 2

9.	Please provide support for your statement that capital expenditures in your end-markets have recently “substantially increased.” Please also advise as to your specialized steel products you expect to have greater demand for when it appears from the rest of the filing that you do not produce any steel products.

Response:

In response to the first part of the Staff’s comment, the Company has revised its disclosure on page 2 of the Prospectus to reflect its beliefs in respect of expenditures in our end-markets.

In response to the second part of the Staff’s comment, the Company expects the factors listed on page 2 of the Prospectus to support spending in the end-markets it serves. As spending in these end-markets increases, the Company believes that demand for the specialized steel products the Company supplies will increase. The Company has revised the disclosure on page 2 of the Prospectus to clarify this relationship.

10.	Please revise this section and the Our Business Strategies section on page 6 to add balancing language that there is no guarantee that your business will benefit from the factors listed in this section and in the Our Business Strategies section. Additionally, please provide support for your expectation to benefit from the factors listed in the first and fourth bullet points of this section. Please similarly revise the Business section beginning on page 84.

Response:

In response to the first part of the Staff’s comment, the Company has revised pages 2, 6, 91 and 98 of the Prospectus to include balancing language as requested.

In response to the second part of the Staff’s comment, the Company has revised the first and fourth bullet points on page 2 and similar disclosure on pages 92 and 95 of the Prospectus to state that the Company believes it will benefit from the factors discussed. In the revised disclosure, the Company has also indicated the basis for its belief.

Our Business, page 3

11.	Please provide support for your statement that you have “observed a trend by [y]our customers and suppliers toward increased reliance on distributors as both groups seek to find new ways to reduce costs while maintaining product quality and service levels.”

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Prospectus to delete the above-referenced disclosure.

Our Competitive Strengths, page 4

12.	Please revise the statement on page 4 that you “are able to secure volume pricing and production priority from [y]our suppliers” to indicate, if true, that you are able to do so only some of the time. Please similarly revise the reference to “priority positioning” and “favored status” on page 96. In the alternative please advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 102 of the Prospectus as requested.

13.	We note your reference to the “stability to [y]our sales” in the first full paragraph on page 5. Please advise as to what percentage of your sales this base level of MRO sales constitutes.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the percentage of MRO sales varies from year to year. During times of energy industry expansion, such as the current economic environment, the Company’s MRO sales generally constitute a smaller percentage of the Company’s overall sales, as Project and Drilling Program sales increase at a faster rate. The Company respectfully advises the Staff that, as disclosed on page 4 of the Prospectus, for the nine months ended September 30, 2011 the Company’s MRO sales constituted 19% of the Company’s total pro forma sales.

14.	We note the statement “[s]uch requests are often less price sensitive than longer lead-time Project and Drilling program orders” on page 5. Please revise to disclose a basis for this statement or revise to state it as your belief. Please similarly address the statement “often results in more predictable demand cycles for [y]our products” on page 88.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 94 and 98 of the Prospectus to indicate that such statements are the beliefs of the Company.

Securities and Exchange Commission

February 8, 2012

Our Business Strategies, page 6

15.	Please provide support for the third full paragraph of this section or delete this statement.

Response:

In response to the Staff’s comment, the Company has deleted the above-referenced language on pages 6 and 98 of the Prospectus.

Formation of Edgen Group and the Reorganization, page 7

16.	Please revise this section to define Exchanging Holders.

Response:

As part of a change to the Reorganization, the Company is no longer planning to have existing holders exchange their interests for Class A common stock of the Company initially, as was contemplated by the “Exchanging Holders” definition. Accordingly, the Company has revised the disclosure to delete references to “Exchanging Holders.”

17.	We refer to the exchange rights described on page 7 in which the “Continuing Holders” which consist of JCP and other existing investors of EM II LP, will have the right to exchange their limited partnership units in EM II LP and the shares of Class B common stock of Edgen Group held by Edgen Holdings for cash or, if Edgen Group so elects, Class A common stock of Edgen Group, and payments under a tax receivable agreement. Please tell us how you plan to account for this exchange right in your financial statements and explain how it has been or will be reflected in the pro forma financial information on pages 45 through 51 of the registration statement.

Response:

While the Exchange Agreement has not yet been executed, under the current form of the agreement discussed under the revised Reorganization described on page 109 of the Prospectus, the exchange right will provide for the exchange by each of EM II LP and B&L of EDG LLC membership units together with Class B common shares of Edgen Group for Class A common shares of Edgen Group. The Company has evaluated the terms and conditions of this exchange right for purposes of determining the classification of the non-controlling interest in EDG LLC associated with the Reorganization.

For this purpose, the Company evaluated whether this exchange right would require the non-controlling interest in EDG LLC to be classified outside of permanent equity. Specifically, the Company evaluated the requirements in ASC 480, ASR 268, and ASC 815-40-25 and determined that the non-controlling interest does not require classification outside of permanent equity. The exchange right is not a freestanding financial instrument based on evaluation of ASC 480. In addition, pursuant to the Exchange Agreement, the Company under no circumstances is required to settle any exchange in cash.

Securities and Exchange Commission

February 8, 2012

Accordingly, the non-controlling interest in EDG LLC membership units will be reflected as permanent equity in the future financial statements of Edgen Group and in the pro forma financial information included in the Prospectus. In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Prospectus.

Jefferies & Company, Inc., page 9

18.	Please revise this section to discuss each benefit accruing to Jeffries in connection with this offering and related transactions. Quantify the amounts Jeffries is expected to receive in debt repayment from the offering proceeds, the value of your shares Jeffries is expected to sell, based upon the mid-point of the price range and any fees or expenses payable to Jeffries in connection with this offering and related transactions. Also discuss special benefits accruing to other affiliates in connection with the offering and related transactions and mention the need for a qualified independent underwriter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Prospectus to discuss each benefit accruing to Jefferies and special benefits accruing to other affiliates in connection with the offering and related transactions and mention the need for a qualified independent underwriter.

Risk Factors, page 18

Risks related to our existing indebtedness, page 29

We may not be able to generate sufficient cash to service all of our indebtedness, page 29

19.	Please revise this risk factor to disclose who your equity sponsors are and define this term.

Response:

In response to the Staff’s comment, the Company has revised the risk factor on page 31 to delete the reference to our “equity sponsors” and to identify the entities that will control the Company instead.

Use of Proceeds, page 38

20.	We note the statement that you “have no current commitments or agreements with respect to any acquisitions.” Please revise to state the status of any negotiations and a brief description of such businesses.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Prospectus to clarify that the Company is not currently in negotiations with any acquisition targets.

Capitalization, page 40

21.	Please revise the introductory paragraph to explain the nature and significant terms of the reorganization transactions that have been reflected in the column labeled “Pro forma for effects of reorganization.” Also, please ensure that the amounts reflected in this column agree to the pro forma balance sheet included on page 48 of the registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Prospectus to provide enhanced disclosure of the nature and significant terms of the Reorganization.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that the column labeled “Pro forma for effects of reorganization” only gives effect to the transactions contemplated by the Reorganization, and as such, will not agree to any column in the pro forma balance sheet, as the pro forma balance sheet reflects the combined pro forma adjustments for the Reorganization, this offering and the expected use of proceeds. The Company has included the column labeled “Pro forma for effects of reorganization” because the Company believes the column provides additional disclosure to prospective investors by showing separately the impact of the consolidation of B&L with the Company and the simultaneous repayment of certain of B&L’s indebtedness. The Company respectfully advises the Staff that the final column labeled “Pro forma as adjusted for further effect of this offering and use of proceeds” on page 42 of the Prospectus will agree to the final column of the pro forma balance sheet on page 51 of the Prospectus when all amounts are known and populated.

Dilution, page 41

22.	Please revise your calculations of your tangible net book value per share on a historical and pro forma basis to exclude the recorded value of your goodwill of $23 million and intangible assets of $29.4 million at September 30, 2011.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Prospectus to exclude the recorded value of goodwill and intangible assets.

Securities and Exchange Commission

February 8, 2012

Unaudited Pro Forma Condensed Combined Financial Information, page 45

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 49

Note 1. Basis of Presentation, the Reorganization, Offering, and Use of Proceeds, page 49

23.	Please revise Note 1 to explain the nature and terms of the transaction which resulted in B&L Predecessor becoming B&L’s predecessor and B&L becoming the successor entity. As part of your revised disclosure, please explain the identity of the parties that formed B&L for the purpose of acquiring B&L Predecessor’s oil country tubular goods distribution business.

Response:

In response to the Staff’s comment, the Company has revised Note 1 on page 52 of the Prospectus as requested.

The Reorganization, page 49

24.	We note from the disclosure included in Note 2 that as a result of the Reorganization, the company will own 100% of the equity interests in B&L and will consolidate the operations of B&L with those of the company. We also note that this transaction will be accounted for as a reorganization of entities under common control and therefore acquisition accounting will not be applied to the consolidation of B&L, and the assets and liabilities of B&L will be recorded in the company’s accounting records at their carryover basis. Please tell us and clearly explain in the notes to the pro forma financial information the nature and significant terms of the various transactions that will comprise the Reorganization transaction. Your revised disclosure should be presented in a level of detail consistent with that provided on page 103 of the registration statement and should also clearly explain how the company will acquire 100% of the equity interest in B&L as a result of the Reorganization transactions.

Response:

In response to the Staff’s comment, the Company has revised Note 2 on pages 52 and 53 of the Prospectus to include further disclosure regarding the Reorganization as requested.

25.	In a related matter, please tell us and clearly explain in the notes to the pro forma financial information why it is appropriate to account for the consolidation of B&L in the company’s financial statements as a reorganization of entities under common control. As part of your response and your revised disclosure, please clearly explain who controlled B&L prior to the Reorganization transaction and explain how such ownership resulted in their being under common control with the Edgen Group and EM II LP.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that under the Amended and Restated Limited Liability Company Operating Agreement of B&L, B&L is managed by a Board of Directors, with the membership on the Board being exclusively determined by Jefferies Capital Partners Fund IV. EM II LP is a limited partnership controlled by its general partner, Edgen Murray II GP, LLC, whose managing member is Jefferies Capital Partners IV LP. Under the Amended and Restated Limited Partnership Agreement of EM II LP, the limited partners of EM II LP do not have substantive participating rights, the ability to dissolve the limited partnership, or the ability to remove the general partner without cause.

Subsequent to the Reorganization, Jefferies Capital Partners IV LP will continue to control Edgen Group through the outstanding shares of Class B common stock held by EM II LP and B&L because Jefferies Capital Partners IV LP will continue to be the managing member of the general partner of EM II LP and to have the sole right to designate the manager of B&L. Edgen Group will control EDG LLC, which will be the sole owner of EMC, EMGH and the newly transferred B&L.

In light of the foregoing, the Company has concluded that “common control” exists both pre- and post- Reorganization, and that no change in control has occurred. In accordance with ASC 810, the Reorganization would be considered and accounted for as transactions between entities under common control pursuant to ASC 805-50. In response to the Staff’s comment, the Company has revised the disclosure in the notes of the pro forma on page 53 of the Prospectus.

26.	We note from the discussion on page 35 that Edgen Group will enter into a tax receivable agreement with the Continuing Holders that will require you to pay certain amounts to them based on cash tax savings resulting from increases in the tax basis and certain other tax benefits that will occur as a result of the Reorganization transaction. Given that you expect to pay amounts to these parties over several years, will have a contractual agreement specifying payments to be made and that such amounts appear to be directly attributable to the reorganization transaction, please explain why you have not included an adjustment for estimated amounts payable under this agreement in the pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. We may have further comment upon receipt of your response.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not adjust for the effect of the tax receivable agreement because the amounts due under the tax receivable agreement are not factually supportable as required by Rule 11-02 (b)(6) of Regulation S-X. The amounts due under the tax receivable agreement are triggered when the existing partners of EM II LP or members of B&L cause the exchange of EDG LLC units and Class B common stock of Edgen Group for Class A common stock of Edgen Group. Because the Company is unable to determine when these exchanges will occur, and because the amounts due under the tax receivable agreement will vary depending on when these exchanges occur and whether the Company has sufficient taxable income to realize cash tax savings for the increased depreciation and amortization of its assets, the Company does not believe a pro forma adjustment is appropriate.

Securities and Exchange Commission

February 8, 2012

In response to the Staff’s comment, the Company has revised Note 2 on page 57 of the Prospectus to disclose the estimated impact of the tax receivable agreement assuming the full exercise of the Exchange Rights upon the consummation of the offering.

Note 2. Pro Forma Adjustments and Assumptions, page 50

27.	Please revise Note 2 to the pro forma financial information to include an allocation of the purchase price of $278.5 million for the B&L Acquisition transaction to the various categories of net assets acquired in this transaction.

Response:

In response to the Staff’s comment, the Company has revised Note 2 on page 54 of the Prospectus as requested.

28.	Refer to footnote 2(c) – We note that the amount of transaction costs of $1.5 million for the year ended December 31, 2010 associated with the B&L Acquisition that are reflected in the historical financial statements of B&L as described in footnote 2(c) do not agree to the amount reflected in Note 2 to B&L’s financial statements included on page F-110 of the registration statement of $1,234. Please reconcile and revise these amounts.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the $1.5 million transaction costs figure disclosed in the notes to the unaudited pro forma condensed combined financial information is $0.3 million higher than the $1.2 million figure disclosed in the notes to B&L’s financial statements for the period from July 19, 2010 to December 31, 2010 because $0.3 million of the transaction costs were accrued and/or paid subsequent to the transaction closing date of August 19, 2010 but prior to B&L’s year end of December 31, 2010. Accordingly, the Company believes that the notes to the unaudited pro forma condensed combined financial information correctly reflect the sum of (i) $1.2 million of costs that were expensed as of the transaction closing date and (ii) $0.3 million of costs that were accrued and/or paid subsequent to the transaction closing date but prior to B&L’s year end of December 31, 2010, whereas the disclosure in the notes to B&L’s financial statements for the period from July 19, 2010 to December 31, 2010 correctly reflects only the $1.2 million of costs that were paid on the transaction closing date. The Company respectfully advises the Staff that the full $1.5 million of transaction costs associated with the B&L Acquisition are included in B&L’s financial statements for the period from July 19, 2010 to December 31, 2010.

Securities and Exchange Commission

February 8, 2012

29.	Refer to footnote 2(d) – Please revise to disclose the amount of the step up in basis of property, plant, and equipment as a result of the application of acquisition accounting and the amount of the purchase price allocated to the various categories of intangible assets in connection with the B&L acquisition and explain how such amounts were calculated or determined. In addition, please revise to disclose the various useful lives that were used to calculate the adjustment for incremental depreciation and amortization expense for the period from January 1, 2010 through the August 19, 2010 date of the B&L acquisition. Your revised disclosure should be presented in a level detail so it can be easily determined how the pro forma adjustment of $9,187 was calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Prospectus as requested.

30.	Refer to footnote 2(e) – Please revise to explain the methods and significant assumptions that were used to calculate the $.9 million pro forma adjustment for incremental equity based compensation expense associated with the B&L equity awards that were awarded as part of the B&L acquisition. Your revised disclosures should indicate the nature and number of awards granted and significant terms of the awards that were granted (i.e., exercise price, vesting provisions, etc.) and should also explain in detail how the fair value of the awards and the related pro forma adjustment to expense were calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Prospectus as requested.

31.	Refer to adjustment 2(f). Please revise to present the operations not being acquired in a separate pro forma adjustment from the adjustment eliminating amounts related to the B&L Predecessor for the period from October 1, 2009 to December 31, 2009. Your revised disclosure should also clarify if the B&L operations not acquired as described in the third paragraph on page F-127 are included in this adjustment and should also explain how the $1.2 million adjustment to interest expense was calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56 of the Prospectus as requested.

32.	Refer to footnote 2(g) – Please revise to disclose the significant assumptions that were used to calculate the adjustment to interest expense as a result of the repayment of your various debt obligations. Your revised disclosure should explain the amount of each debt obligation that will be repaid and the related interest rates thereon that were used in calculating or determining the pro forma adjustments to interest expense. Your revised disclosure should be presented in a level of detail so that it can be easily determined how the pro forma adjustments to interest expense for each period were calculated or determined.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that with the proceeds received from this offering, the Company intends to fully repay all amounts outstanding and any accrued interest and prepayment penalties under the BL term loan, the BL revolving credit facility and the Seller Note. These amounts have been left blank in the Prospectus because they are currently unknown, as the offering price and net proceeds to the Company from the offering have not yet been determined.

Assuming net proceeds are sufficient, the adjustment to interest expense associated with the full repayment of all of B&L’s indebtedness will consist of the removal of all historical interest expense incurred by B&L, which amounted to $17.0 million and $8.5 million during the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. If any net proceeds remain, the Company may choose to repay an undetermined amount of principal, accrued interest and redemption premium associated with the EMC senior secured notes. The adjustment to interest expense associated with the repayment of a portion of the EMC senior secured notes will be based on the amount of debt repaid multiplied by the fixed interest rate of the notes of 12.25% plus the applicable redemption premium.

The Company respectfully advises the Staff that once the net proceeds to the Company from the offering and the resulting amount of indebtedness that the Company intends to repay are known, the Company will adjust the disclosure accordingly to ensure the interest expense pro forma adjustments are presented in sufficient detail so that it can easily be determined how they were calculated.

33.	In a related matter, if less than all of the obligations incurred in connection with the B&L acquisition are being repaid, it appears that a pro forma adjustment to reflect an increase in interest expense, assuming the acquisition occurred on January 1, 2010 and the debt was incurred at that time, is required in the pro forma statement of operations for 2010. Please advise or revise as appropriate.

Response:

In response to the Staff’s comment, the Company respectfully advises that Staff that, as noted above in our response to Comment 32, the Company intends to fully repay all of the obligations that were incurred in connection with the B&L acquisition. As such, the Company believes that a pro forma adjustment to reflect an increase in interest expense is not required.

Securities and Exchange Commission

February 8, 2012

34.	Refer to adjustment 2(h). Please revise to disclose the significant assumptions that were used to calculate or determine the noncontrolling interest and income attributable to noncontrolling interest.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Prospectus as requested.

35.	Refer to footnote 2(i) – Please revise footnote 2(i) and your discussion under the heading “Reorganization” on page 49 of the pro forma financial information to explain in further detail the nature and significant terms of these reorganization transactions including any shares issued or cancelled by the various parties to the reorganization transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Prospectus as requested.

36.	Refer to adjustment 2(j). Please revise to disclose the effective tax rate used to determine the pro forma adjustment. Your revised disclosure should also explain how the effective tax rate was calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Prospectus as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview of Business, page 52

General, page 52

Principal costs and expenses, page 55

37.	We note from the discussion on page 55 that historical selling, general and administrative expense are presented net of service fee income from B&L, an unconsolidated affiliate for support services you have previously provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. We also note that after the Reorganization, you will consolidate the results and operations of B&L and there will be no service fee income. As it appears that the termination of service fee income from B&L is directly attributable to the Reorganization transaction, please explain why no pro forma adjustments have been included in the pro forma statements of operations on pages 46 and 47 eliminating such service fee income.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes a pro forma adjustment to reflect the termination of service income that is paid by B&L to EM II LP is unnecessary because the amounts are recorded within the same financial statement line item of the respective companies. As such, combining EM II LP and B&L effectively eliminates the effect of the service fee income. The Company has revised the disclosure on page 61 of the Prospectus to clarify this.

Quarterly Results of Operations of our Predecessor and B&L, page 67

38.	Please revise to discuss the nature and amount of any unusual items that impacted the Predecessor’s or B&L’s quarterly results of operations for the periods presented. For example we note from the discussion on page 62 of MD&A that the Predecessor recognized a $62.8 million goodwill impairment charge during 2010.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Prospectus as requested.

Quantitative and Qualitative Disclosures about Market Risk, page 82

39.	Please revise to provide the quantitative disclosures with regard to your exposure to foreign currency exchange rate risk in one of the three disclosure alternatives outlined in Item 305(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Prospectus as requested.

Business, page 84

40.	We note you have relied on third-party sources here and elsewhere in your filing for data. Please provide us with the copies of all of the materials you cite with the relevant portions highlighted. If any such reports were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Rule 436 with your next amendment or explain why you are not required to do so.

Response:

In response to the Staff’s comment, the Company has provided these materials supplementally herewith. The Company respectfully informs the Staff that no reports cited in the Registration Statement were commissioned by the Company for use in connection with the Registration Statement.

Securities and Exchange Commission

February 8, 2012

Our Industry, page 84

41.	Please refer to the first paragraph on page 86. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92 to delete references to compound growth rates.

42.	We note reference on page 90 to ArcelorMittal, Baosteel, POSCO, Nippon Steel, JFE, TMK Ipsco, US Steel, Evraz, Tenaris and Vallourec. If you do not have agreements currently in effect with any of these companies please remove reference to that company.

Response:

In response to the Staff’s comment, the Company has removed references to the above-mentioned companies on page 96 of the Prospectus.

Our Competitive Strengths, page 91

43.	We note from page 92 that the OCTG segment leverages the storage and transportation capabilities of third-party service providers in order to serve customers. We further note from page 98 that you can hold inventory on consignment to meet the project needs of your customers. Please revise your disclosure to fully explain how the storage and transportation capabilities of other entities are used and how the usage permits you to better serve your customers. Your response and your revised disclosure should explain any impact to your financial statements regarding payments required to these third-party service providers. You should also explain how you account for inventory on consignment from your suppliers. We may have further comment upon receipt of your response.

Response:

In response to the first part of the Staff’s comment relating to the third party service providers the Company uses, the Company has revised the disclosure on page 98 of the Prospectus to include disclosure regarding the Company’s belief that the use of these third party service providers allows the Company to better serve its customers by providing storage and transportation services in locations near our customers’ drilling sites. Additionally, the Company believes that the costs incurred to these third party service providers are lower than what such costs would be if the Company provided these services itself from its own locations. The Company respectfully advises the Staff that the costs the Company pays to these third party service providers for storage have historically been immaterial to the Company’s financial statements and the costs the Company pays for

Securities and Exchange Commission

February 8, 2012

transportation services, which are a driver of the Company’s overall costs in the OCTG Segment, are consistent with market rates. Both storage and transportation costs are reflected in B&L’s costs of sales.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that the Company does not carry any inventory on consignment from its suppliers. The statement noted by the Staff on page 98 was intended to refer to inventory the Company may stock at third party locations. This inventory remains on the Company’s books until it is sold and the risks and rewards of ownership have transferred to the customer (as defined by the shipping terms). In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Prospectus to remove the reference to inventory being on consignment.

44.	Please advise as to how your asset-light business model has maximized your profitability and operational flexibility and resulted in high operating leverage. Please also revise your disclosure to discuss how your asset-light business model works and how this allows you to introduce your services in new regions with minimal capital investment. Also advise as to how this is complementary to the competitive strength regarding having the necessary capital and resources to support inventory levels unlike your smaller and regional competitors.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s asset-light business model allows the Company to expand into areas of high demand without having to invest substantial capital resources in fixed assets, which would require extended lead-times for entry into new markets. This allows the Company to increase its revenue and profits per employee without an accompanying increase in costs and delay in response time. In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 98 of the Prospectus to clarify that by leveraging our existing customer relationships and by working with third party service providers, the Company is able to introduce its products into new regions without the lead time capital investment that might otherwise be required.

Finally, the Company respectfully advises the Staff that the Company’s competitive strength of having the necessary capital and resources to support inventory levels unlike the Company’s smaller and regional competitors relates to the Company’s access to working capital and cash flow from operations, which enable it to buy and hold inventory for longer periods of time than its smaller competitors may be able to, thereby allowing the Company to offer a wide range of products to its customers on a timely basis. Thus, the Company believes these two strengths are complimentary because the Company’s asset-light business model enables it to expand into new markets quickly and without substantial investment, while its size and access to capital enables it to spend capital on strategic inventory acquisitions that the Company believes enhances its value to its customers.

Properties, page 94

45.	Please revise the statement “quickly capture market share” to clarify that this does not guarantee that you can increase your market share.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company has included new disclosure on page 101 of the Prospectus indicating that there can be no assurance that the Company will be able to increase its market share in countries in which it has an established presence or in which it may seek to establish a presence in the future.

Products, page 97

46.	Please revise to quantify the “limited number of steel distributors” in the last paragraph on page 97.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Prospectus to delete the reference to a “limited number of steel distributors.”

Backlog, page 98

47.	Please revise to disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year. Additionally please indicate the portion of those orders believed to be firm that are not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Prospectus as requested.

Legal Proceedings, page 102

48.	We note your statement that there are no current material claims or legal proceedings “likely to have a material adverse effect on [y]our business, financial condition, results of operations or liquidity.” Please revise to instead describe any material pending legal proceedings or advise. Refer to Item 103 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Prospectus to clarify that the Company does not currently have any material claims or legal proceedings pending against it.

Securities and Exchange Commission

February 8, 2012

Management, page 106

Committees of the Board of Directors, page 107

49.	Please confirm that you will revise your filing to disclose the members of the audit committee, compensation committee and corporate governance and nominating committee when established or advise.

Response:

In response to the Staff’s comment, the Company confirms that it will revise its filing to disclose the members of the audit committee, compensation committee and corporate governance and nominating committee when established.

Executive Compensation, page 110

Compensation Discussion and Analysis, page 110

50.	We note your disclosure in the last full paragraph on page 110 that Mr. Kiefer elected to receive 80% of his base salary in 2010. However, it appears that the amount of Mr. Kiefer’s salary in the Summary Compensation Table on page 113 is greater than 80%. Please advise or revise for consistency.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the reference to 80% was erroneous and should have been 90% with respect to Mr. Kiefer. In light of the Company’s providing updated executive compensation disclosure in the Prospectus for the year ended December 31, 2011, the above-referenced disclosure has been deleted.

51.	We note you disclosure in the last sentence of the second full paragraph on page 111 that each named executive officer has attained a performance level that resulted in earning some or all of the target bonus award. However, we did not note any award in the Summary Compensation Table on page 113 for 2009. Please advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure was intended to indicate that within the past three years, each named executive officer has attained a performance level that resulted in earning some or the entire target bonus award. In light of the Company’s providing updated executive compensation disclosure in the Prospectus for the year ended December 31, 2011, the above-referenced disclosure has been deleted.

Securities and Exchange Commission

February 8, 2012

Equity-based incentive compensation, page 111

52.	We note the discussion on page 111 indicating that in connection with the Reorganization, the company expects to terminate the Incentive Plan and Option Plan and replace them with substantially similar Edgen Group plans and to replace all of the outstanding awards with awards of approximately equivalent value under the Edgen Group plans. Please tell us and revise the critical accounting policies section of MD&A to discuss this matter and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your response and your revised disclosure should also discuss your basis or rationale for your planned accounting treatment. Also, if no compensation expense is expected to be recognized as a result of the cancellation and issuance of replacement awards, please explain why.

Response:

The Company respectfully advises the Staff that the Prospectus has been revised on page 117 to reflect the expected treatment of the various EM II LP and B&L equity-based awards that will be outstanding immediately prior to the Reorganization and this offering.

For outstanding unvested unit options of EM II LP and B&L, each unvested award will be exchanged contemporaneous with the initial public offering of Edgen Group Inc., if and only if the initial public offering of Edgen Group Inc. is completed. The exchange of options will be completed using the same exchange ratio used for the common limited partnership units of EM II LP and B&L, which will not be known by the Company until the pricing of this offering, and will include identical terms and vesting schedules. This exchange of options is intended to be a value for value exchange where each option holder is no better or worse off after the exchange of their EM II LP or B&L option for an Edgen Group Inc. option.

Based on review of guidance under ASC 718, the Company concluded that this exchange will be accounted for as a modification and should be treated in substance, as a repurchase of the original EM II LP or B&L award for a new Edgen Group Inc. award. If it is determined that the newly issued Edgen Group Inc. awards have incremental fair value, then additional compensation expense should be recorded over the remaining requisite service period.

The Company believes that the exchange of these unit options will result in little or no incremental compensation expense, as the Company believes that the fair value of the EM II LP and B&L options immediately prior to their modification will be the same or consistent with the fair value of the options of Edgen Group with substantially similar terms immediately after the modification. In arriving at this conclusion, the Company considered what influence the planned initial public offering of the Company has on such valuations, and the nature and amount of any additional value of the Company versus EM II LP and B&L. Accordingly, the Company does not anticipate recording significant, if any, incremental compensation expense at the time of the modification and as such, has not adjusted the pro forma financial information of Edgen Group.

Securities and Exchange Commission

February 8, 2012

For outstanding unvested restricted units of EM II LP and B&L, the Company intends for these restricted units to remain outstanding with no change to the terms applicable to such restricted units. As such, there is no modification of the award under ASC 718 and no adjustment to compensation expense is required. The Company will continue to recognize the compensation expense associated with these awards over the requisite service period.

Principal and Selling Stockholders, page 120

53.	Please disclose the natural persons who have voting and dispositive power with respect to the shares held by non-public entity shareholders.

Response:

The Company informs the Staff that it has disclosed in footnote 3 on page 128 the natural persons who control EM II LP and B&L and that, as a result of a change to the structure of the Reorganization, there will not be any other non-public entity shareholders of the Company.

54.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Response:

The Company respectfully informs the Staff that all references to selling stockholders have been removed from the Registration Statement.

Financial Statements, page F-1

Edgen Murray II, L.P. September 30, 2011 Interim Financial Statements, page F-5

Consolidated Statements of Operations for the nine months ended September 30, 2011 and 2010

55.	We note from your consolidated statements of operations for the nine months ended September 30, 2011 and 2010 that the company recognized an income tax expense of $3.3 million during the nine months ended September 30, 2011 and an income tax benefit of $21.1 million during the nine months ended September 30, 2010 when the company had pre-tax losses during each of these periods. Please tell us and revise MD&A and Note 11 to the interim financial statements to explain the facts and circumstances that resulted in recognition of income tax expense during the nine month period of 2011 versus an income tax benefit during the comparable period of 2010 when pre-tax losses were recognized by the company during each of these periods.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company’s pre-tax benefit during the nine months ended September 30, 2010 is a result of the Company’s ability to carryback certain existing net operating losses (“NOLs”) in the Western Hemisphere segment, partially offset by taxable income in the Eastern Hemisphere segment. During the nine months ended September 30, 2011, the Company was unable to utilize any of its remaining NOLs as it does not have sufficient carryback ability or taxable income in the allowable carryback prior years. The Company has recorded a deferred tax asset for its remaining and any new NOLs in the Western Hemisphere segment, but is unable to recognize any tax benefit associated with these NOLs, as the deferred tax asset is offset by a valuation allowance. As such, the tax expense recorded during the nine months ended September 30, 2011 relates almost entirely to taxable income in the Eastern Hemisphere segment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67, 70 and F-26 of the Prospectus to explain the facts and circumstances affecting the comparability between the two periods.

Notes to consolidated financial statements, page F-10

1. General Information, page F-10

Significant Accounting policies, page F-10

Revenue recognition, page F-13

56.	Your disclosure on page 3 indicates that you provide multiple services to your customers including coordination of logistics, fabrication, and additional services. In this regard, we note no disclosure of revenue recognition with respect to services on page F-13. Please revise the notes to your financial statements to disclose your revenue recognition policy for services performed, if material. The December 31, 2010 Edgen Murray II, L.P. financials should be similar revised as applicable.

Response:

The Company respectfully advises the Staff that the Company does not earn revenue from services. All revenue earned by the Company is associated with the products it supplies to its customers. The disclosure contained on page 3 of the Prospectus, refers to the Company’s ability to coordinate the purchasing, distribution and in some cases, the shipment of a variety of products. Often times, the products the Company supplies are used in complex projects by its customers and require precise coordination of purchases and deliveries over a period of time. The Company has concluded that the purchasing, distribution and shipment, if applicable, under the terms of the purchase order, do not represent separate units of accounting as defined by ASC 605-25 (formerly EITF 00-21, Revenue Arrangements with Multiple Deliverables), as the services do not have value to the customer on a standalone basis. As such, the Company does not believe revision to its revenue recognition policy in the Edgen Murray II, L.P. notes to the financial statements is required.

Securities and Exchange Commission

February 8, 2012

57.	We further note from page 4 that your project revenues involve delivery of product in several phases and over longer timeframes. In this regard, please tell us when title is transferred to the customer under these arrangements and therefore, when the company recognizes revenue with respect to these product sales.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company recognizes revenue on product sales when the earning process is complete, meaning that the risks and rewards of ownership have transferred to the customer (as defined by the shipping terms) and collectability is reasonably assured. The Company uses pre-defined internationally accepted shipping terms that clearly communicate the roles of the buyer and seller relative to the tasks, costs and risks associated with the transportation and delivery of goods. For project orders that require delivery in multiple phases the Company will recognize revenue for each shipment of product when title transfers in accordance with agreed shipping terms. The Company recognizes that some companies in its industry may have long-term contracts which require percentage of completion estimates or other use of estimates; however, the Company does not have these types of long-term contracts as sales are based on individual sales orders during a period.

14. Segment and geographic area information, pages F-28 and F-67

58.	We note from the disclosure included in Note 14 that effective January 1, 2011, the company aligned its finance and accounting function to support its operations in two geographic markets, the Western Hemisphere and the Eastern Hemisphere and concluded that each of the two geographic markets meets the definition of a reportable segment based on the financial information used by the company’s chief operating decision maker, the company’s Chief Executive Officer. We also note that prior to January 1, 2011, the company had four reportable segments which were primarily determined based upon the geographic locations of the company’s operations. With regards to the change in the company’s reportable segments which became effective January 1, 2011, please tell us in further detail the nature of the changes in the company’s internal organizational structure or other factors which resulted in the change from four reportable segments prior to January 1, 2011 to two reportable segments effective at this date. As part of your response, you should also explain in further detail how the manner in which your chief operating decision maker reviews the company’s operating results for purposes of assessing performance and making decisions about resources to be allocated changed on January 1, 2011. We may have further comment upon review of your response.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that by January 1, 2011, the Company completed several organizational structure and system changes that we believe necessitated a change from four to two operating segments. These changes included:

•	Restructuring of operational management, which resulted in the creation of two segment presidents (Eastern Hemisphere and Western Hemisphere) to report to the CEO;

•

Creation of a Global Chief Accounting Officer who oversees the accounting and reporting of the global organization with assistance from two segment controllers (Eastern Hemisphere and Western Hemisphere);

•

Implementation of a global consolidation information system to allow for consistent financial reporting across the organization and the aggregation of financial data in a manner which allows for better evaluation of performance and the allocation of resources;

•	Implementation of Oracle and migration of financial data for the Eastern Hemisphere resulting in Oracle being the single source general ledger software system.

While certain of these above changes occurred prior to January 1, 2011, it was not until 2011 that all systems were in place that allowed for the financial information provided to the Company’s chief operating decision maker (“CODM”) to be aggregated at the Western and Eastern Hemisphere level rather than the disaggregated level of the various geographic locations. Beginning January 1, 2011, the CODM has managed EM II LP through the review of monthly flash reports which show the budgeted, reforecast, and actual results of the Company disaggregated at the Western and Eastern Hemispheres, as well as a General Company segment which reflects non-segment overhead costs. These reports do not present any disaggregated financial information of Singapore, UAE, U.K. or the Americas. The CODM uses these reports to evaluate each segment’s performance, allocate company resources, manage variable-based bonus compensation and the Company’s estimated market capitalization and potential valuation in the equity markets in the event of an initial public offering. This information is also used by the CODM and Chief Financial Officer for communications to the Board of Directors, co-investors, rating agencies, and financial lenders.

As the lowest level of discrete financial information regularly reviewed by the CODM consists of financial information of the Western and Eastern Hemispheres, we believe that the determination of these as operating segments is appropriate under ASC 280.

Securities and Exchange Commission

February 8, 2012

59.	Please reconcile the capital expenditures per note 14 to the amounts on the cash flow statement on page F-9.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts on page F-9 are actual cash outflows related to capital expenditures during the periods and therefore exclude any capital expenditures included in accounts payable at the period end. The amounts disclosed in the reportable segment section in Note 14 include accruals and reflect assets acquired during the period even if they have not yet been paid in the period.

The differences between the amounts have historically been minimal; however, at December 31, 2010 the Company recorded an accrual of $1.8 million related to the construction of a new office and stocking facility in Singapore which was not paid until 2011. This payment in 2011 increased the Company’s cash outflows by $1.8 million, although actual assets acquired during the current year were lower.

18. Related-party transactions, page F-33, page F-74

60.	We note the discussion on page 31 indicating that after giving effect to the reorganization and offering, funds managed by JCP as well as executives, directors and existing EM II LP investors may have a concentration of ownership preventing new investors from influencing significant corporate decisions. If it is believed that these persons will control the company following the reorganization transactions, please revise the notes to the company’s financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50-3.

Response:

The risk factor cited by the Staff relates to the concentration of ownership of Edgen Group Inc. if this initial public offering is successful. The disclosures included in the notes to the financial statements of EM II LP disclose the control relationship that exists during the period covered by the financial statements, particularly Notes 1 and 18 of the EM II LP financial statements for the nine months ended September 30, 2011. We do not believe it would be appropriate to disclose the potential effects the initial public offering of Edgen Group Inc. would have on the control relationships of EM II LP within the EM II LP historical financial statements.

61.

We note from the discussion in the first paragraph on page F-34 that in August 2010 B&L granted equity awards to the company’s chief executive officer, who serves as a board member of B&L, and to certain company employees. We also note that equity awards include 800 Class A restricted units, 1206 Class A unit options and 104.155 class B units all of which vest over a five year period. We further note that selling, general and administrative expense, net of service fee income for the nine months ended September 30 includes $381 of compensation expense related to the B&L equity awards. As B&L does not appear to have a public trading market for its equity instruments, please tell us and revise Note 18 to the company’s interim and audited financial

Securities and Exchange Commission

February 8, 2012

statements to explain the method and significant assumptions that were used to determine the fair value of the equity awards granted to the company’s chief executive officer and certain other employees during 2010. Also, please explain in further detail how the company calculated or determined the amount of compensation expense recognized in its financial statements during the nine months ended September 30, 2011 and the fiscal year ended December 31, 2010.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that as B&L does not have a public trading market for its equity instruments, the Company determined the value of B&L’s Class A common units and Class B common units by first using a combined discounted cash flow valuation and comparable company market value approach to determine the value of the Company.

For Class A common units, this total value was then divided by the total outstanding common units to determine the fair value of a common unit at the grant date. The fair value of each unit option was based on the Black-Scholes option pricing model. As no historical data was available, the Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which the Company believes are comparable.

For Class B common units, the total Company value was divided by the total outstanding Class A Common Units, including Class A restricted units and options, to determine the fair value of a Class B Common Unit at the grant date. For all equity awards granted to the Company’s CEO and the other employees referred to in the footnote, 100% of the unit-based compensation expense, was recognized on EM II LP’s financial statements on a straight-line basis over the total requisite service period for the entire award. For the nine months ended September 30, 2011 and the year ended December 31, 2010, the total compensation expense recognized in EM II LP’s financial statements was approximately $0.4 million and $0.2 million, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, F-34 and F-75 of the Prospectus to explain the significant assumptions used in determining the fair value of awards granted to the Company’s chief executive officer and certain other employees during 2010.

Securities and Exchange Commission

February 8, 2012

Edgen Murray II, L.P. December 31, 2010 Financial Statements, page F-40

Notes to consolidated financial statements, page F-47

8. Partners’ (deficit) capital, page F-60

Unit options, page F-60

62.	Please tell us, and revise to clarify the disclosure in the fifth paragraph on page F-60 indicating “the options granted during 2010 had been previously granted under the EM II LP Option Plan but forfeited by employees at the time of their termination with the company”. In this regard, it is unclear why the company granted 1,825 unit options with a fair value of $69.26 during 2010 for options previously forfeited by terminated employees no longer with the company.

Response:

The Company respectfully advises the Staff that the options granted during 2010 were not “for options previously forfeited by terminated employees no longer with the company.” Rather, these options were previously granted to employees under the EM II LP Option Plan and were subsequently forfeited by employees at the time of their termination with the Company. These options were subsequently issued to different employees as equity based compensation. As the Company believes this disclosure is not required, or relevant to a user’s understanding of the Company’s financial statements, the Company has removed this disclosure.

63.	We note from the disclosures on page F- 60 and page F-97 that options for both EM II LP and B&L may, at the company’s discretion, be accelerated. In this regard, please revise to state whether the IPO of Edgen Group Inc. is a qualifying initial public offering and if so, the likelihood of such acceleration. To the extent you believe the vesting of options under either plan would be accelerated in connection with the IPO, please revise MD&A to disclose the amount of additional compensation expense expected to be recognized by each entity as a result of such accelerated vesting.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, the proposed IPO of Edgen Group Inc. would qualify as an initial public offering whereby any unvested equity awards for both EM II LP and B&L could be accelerated. As of the date of this filing, the Company has no plans to accelerate the vesting of any of the outstanding unvested EM II LP or B&L awards if the Company’s initial public offering is successful. The Company has revised disclosure on page 88 of the Prospectus and will also provide similar disclosure in the EM II LP financial statements for the year ended December 31, 2011 to be included in a subsequent amendment to this Prospectus.

Securities and Exchange Commission

February 8, 2012

9. Equity-based compensation, page F-61

64.	We note from the disclosure included in Note 9 that the fair value of restricted equity units granted in 2010 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach to determine the fair value of a common limited partnership unit at the grant date. We also note from the disclosure in Note 9 that this resulted in a valuation per unit of $312.26 for those units granted in 2010 which is significantly lower than the weighted average fair value of all restricted common units unvested at December 31, 2010 of $907.57. Please tell us and revise the critical accounting policies discussion in MD&A to discuss the changes in facts and circumstances are the resultant changes in valuation assumptions that resulted in a decline in the fair value of restricted stock units granted during 2010 as compared to prior periods.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the weighted average fair value of unvested restricted units at December 31, 2010 of $907.57 is based on unvested restricted units issued in 2007 with a fair value of $1,000 and unvested restricted units issued in 2010 with a fair value of $312.26. All of the restricted units that were issued in 2007 were issued in conjunction with the Recapitalization Transaction and were valued at $1,000 per unit, which is the price that was paid by unrelated third parties in this arm’s length transaction. The Company believes this value was the most recent and reliable evidence of the fair value of the Company’s common unit on a standalone basis.

In 2010, as there was no third party transaction on which to base fair value, the fair value of restricted units issued was based on a combined discounted cash flow valuation and comparable company market value approach, similar to the approach used by the Company in the valuation of its unit options. The reason for the significant decrease in fair value from 2007 was that market conditions were substantially different in 2010. In 2007, the Company achieved record results and would improve on those results during 2008. However, beginning in 2009 and continuing through much of 2010, the Company’s operating results declined significantly as a result of the economic downturn and the uncertainty surrounding energy demand and commodity pricing. These factors were reflected in the assumptions used by the Company in preparing its operating forecasts and the comparable company market multiples which are used to value the restricted units issued in 2010 and also contributed to the $62.8 million goodwill impairment charge recorded during 2010.

The Company has revised the critical accounting policies disclosure on page 87 of the Prospectus as required.

Securities and Exchange Commission

February 8, 2012

65.	Also, please revise Note 9 to disclose for fully vested share options and units, and share options and units expected to vest, the aggregate intrinsic value of options and units outstanding, and the aggregate intrinsic value of options and units that are exercisable. Refer to the disclosure requirements outlined in ASC 718-10-50. Please note that the predecessor is considered a public entity upon the filing of the Form S-1 registration statement. The notes to the interim financial statements for the period ended September 30, 2011 should be similarly revised.

Response:

The Company respectfully advises the Staff that the Company will update its financial statements for the year ended December 31, 2011 for the required disclosure when the Company has completed its year end valuation.

14. Segment and geographic area information, page F-67

66.	We note from page F-49 that although the remaining goodwill is attributable to operations in the U.K. and Singapore, you report the goodwill as part of the general company segment at December 31, 2010. Based on your disclosures concerning segments in note 14, it would appear as though such amounts would be reported in the Eastern Hemisphere segment. Please tell us, and revise to disclose, why the goodwill related to these reporting units remains in the general company segment rather than the geographic reporting segment to which it relates.

Response:

In accordance with ASC 280, the Company has reported the goodwill attributable to operations in the U.K. and Singapore as part of general company as this presentation aligns with the presentation reviewed by the Company’s Chief Operating Decision Maker. Additionally, in accordance with ASC 350, the Company has also provided disclosure that such amounts are allocated to the appropriate reporting unit, U.K. and Singapore, for annual and interim, if applicable, goodwill impairment testing. As a result, the Company does not believe revision is required for the disclosure.

16. Fair value, page F-72

67.	We note from your disclosure in Note (4) that during 2010, you recorded impairment charges with respect to goodwill. Please revise to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis. Please note that under ASC 820- 10-50-8 these disclosures should be provided in a tabular format.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-73 of the Prospectus as requested.

Securities and Exchange Commission

February 8, 2012

Bourland & Leverich Holdings LLC September 30, 2011 Financial Statements, page F-83

Notes to Consolidated Financial Statements, page F-88

(1) Organization and Summary of Significant Accounting Policies, page F-88

(b) Significant Accounting Policies, page F-88

Managed Cash Overdraft, page F-89

68.	We note from the disclosure on page F-89 that changes in managed cash overdrafts during the period January 1, 2011 to September 30, 2011 are reflected as an operating activity in the consolidated statement of cash flows. Please revise to reflect the managed cash overdraft account as a financing activity in the statement of cash flows.

Response:

As stated in the significant accounting policies section of footnote 1 to the Bourland & Leverich Holdings LLC September 30, 2011 financial statements, B&L utilizes a cash management system under which a book overdraft represents the outstanding checks on its controlled disbursement bank account in excess of funds on deposit in the account as of the balance sheet date. It does not represent actual overdraft borrowings from the bank. The balance of book overdrafts is classified as managed cash overdrafts as of the balance sheet date and is included within operating activities for all periods presented in the prospectus.

In determining the classification of changes in the managed cash overdraft account at the statement of cash flows, B&L considered AICPA Technical Practice Aid (TIS Section 1300.15), “Presentation of Cash Overdraft on Statement of Cash Flows,” which provides that a net change in overdrafts should be classified as a financing activity in the statement of cash flows. However, this guidance appears to address only bank overdrafts (i.e., a negative bank account balance resulting from the bank covering cleared checks as presented or rejected deposits). Therefore, in all cases, a company that is in a bank overdraft position must show the net change in liability related to the bank overdraft as a financing activity. However, if a company is in a book overdraft position (i.e., a credit balance exists in the general ledger as a result of issuing checks in excess of the bank account balance), but has a positive bank account balance, as is the case with B&L as of the balance sheet date, B&L determined it is acceptable to show the net change during the period as an operating activity on the statement of cash flows. This position is supported by the fact that at the time of the book overdraft, B&L has no financing activity with the bank (i.e., the bank has not extended credit as would be the case if the bank account were overdrawn).

In consideration of the above and the fact that in all prior period financial statements of B&L, book overdrafts have been included in operating activities, albeit not broken out as a separate financial statement line item on the statement of cash flows, the Company has determined it is appropriate to leave the change in managed cash overdrafts in the operating activities section of the statement of cash flows. Additionally, the Company

Securities and Exchange Commission

February 8, 2012

believes it has appropriate disclosure of the nature of the balance and of B&L’s policy for classification of changes in the balance on the statement of cash flows in the footnotes to the financial statements. The Company respectfully advises the staff that upon consolidation of B&L and B&L Predecessor into Edgen Group, B&L will change its accounting policy to conform to that of the Company’s which classifies changes in the managed cash overdraft balance as a financing activity in the statement of cash flows.

(4) Credit Arrangements and Long-Term Debt, page F-92

69.	We note that the term loan issued in August of 2010 provided for the payment of a make-whole premium in the event that it is paid prior to its maturity date. Please tell us and revise the notes to your financial statements to disclose how you accounted for the embedded derivative associated with make-whole premium related to such loan in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why. We may have further comment upon receipt of your response.

Response:

In accordance with ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if each of the three criteria below are met. As discussed below, none of the criteria are met.

A.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

Our assessment of whether an embedded derivative is clearly and closely related to its host contract is based on the economic relationship between the embedded derivative and the host contract. With regards to the BL term loan, the host contract is principal and interest associated with the BL term loan and the embedded derivative is the make-whole provision. Generally, the host contract will have debt or equity characteristics or be an executory contract, such as a lease or an insurance contract. The BL term loan is considered to have debt characteristics. To be considered clearly and closely related to the host contract, the embedded derivative should share similar economic debt characteristics and carry similar risks to the host contract. The Company’s assessment with respect to this relationship consisted of performing the ASC 815 “double-double” test on the date of inception of the hybrid instrument, which consisted of determining both the return on the host instrument and the return on the embedded derivative.

The double-double test performed by the Company consisted of two steps. The first step consisted of a test to determine if there was any possible future interest rate scenario, no matter how remote, in which the embedded derivative would at least double the investor’s initial rate of return on the host contract. If the embedded derivative does not pass this test, it is considered by the Company to be clearly and closely related to the host instrument. If the embedded derivative does

Securities and Exchange Commission

February 8, 2012

pass this test, the Company must perform a second test to determine if the embedded derivative is clearly and closely related. The interest rate on the host contract accrues at either LIBOR plus 9.0% (for Eurodollar loans) or Prime plus 8% (for base rate loans). As defined by the BL Term Loan Agreement, the make whole payment shall be calculated prior to August 19, 2012 as the present value of (i) the prepayment fee as of the second anniversary of the closing, or 5.50% of the principal repaid, and (ii) interest that would be would be required through August 19, 2012, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. On or after August 19, 2012, a prepayment fee is calculated as 5.50% of the repaid amount on or prior to August 19, 2013 and 2.75% of the repaid amount on or prior to August 19, 2014.

Although for prepayments prior to August 19, 2012 the embedded derivative includes an interest component indexed against LIBOR, the Company determined that it is not possible that the return on investment of the embedded derivative could at least double the initial rate of return on the BL term loan because the interest rate on borrowings under the BL term loan is also indexed against the same LIBOR. As the embedded derivative did not pass the first test, the Company was not required to perform the second test and concluded that the embedded derivative is considered clearly and closely related to the underlying host contract in which it resides and therefore, separate accounting is not required.

B.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

In accordance with GAAP, the hybrid is not remeasured at fair value by the Company.

C	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.

The Company has determined that a separate instrument with the same terms of the embedded derivative would not be a derivative instrument subject to the requirements of ASC 815.

70.	In a related matter, based on the disclosures included in the pro forma financial information included on pages 45 through 51 of the registration statement, it appears that you will be repaying at least a portion of the B&L term loan prior to the fourth anniversary. Please explain how the make-whole payment or prepayment fee described in Note (4) has been or will be reflected in the pro forma financial information included on pages 45 through 51 of the registration statement.

Securities and Exchange Commission

February 8, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, as noted above in response to comment 32, the Company intends to fully repay all amounts outstanding as well as any accrued interest and prepayment penalty under the BL term loan with the proceeds received from this offering. The prepayment penalty is reflected in the pro forma balance sheet and includes an adjustment denoted by footnote (h) which reflects the cash outflow associated with the Company’s planned use of proceeds. Included in this adjustment are amounts for the repayment of the BL term loan, accrued interest and the prepayment penalty.

(6) Unit-Based Compensation, page F-97

71.	We note from the disclosure included in Note 6 that the company issued 581.3 unit options with a weighted average grant date fair value of $1,174 and 562.5 restricted units with a weighted average grant date fair value of $3,062 during the nine months ended September 30, 2011. Please tell us and revise the notes to your financial statements to explain in further detail the method and significant assumptions that were used to determine the fair values of these equity based compensation grants. As part of your response and your revised disclosures, you should also explain in further detail the changes in facts or circumstances and related assumptions used in the valuation that resulted in the significant increase in fair value from the Class A and Class B units issued during the period from July 19, 2010 through December 31, 2010 which had fair values of $1,000 and $748, respectively.

Response:

In response to the Staff’s comment, the Company refers the Staff to the Company response above to comment 61, which details the Company’s approach in determining fair value and related compensation expense for the B&L equity awards.

The fair value of restricted units issued in 2011 was based on comparable company market value approach. During the second half of 2010 and into 2011 the economic environment and demand for energy products improved as oil and gas prices became less volatile and steadily increased during the same period. As a result of the improving market conditions, the 2011 valuations of comparable companies and related market multiples significantly increased from the prior periods and are reflected in valuation of the B&L equity awards issued during the period.

The Company has revised the disclosure on page F-98 of the Prospectus to explain the factors impacting the valuation of restricted units granted during 2010 as compared to prior periods.

Securities and Exchange Commission

February 8, 2012

Bourland & Leverich Holdings LLC December 31, 2010 Financial Statements, page F-103

Notes to Consolidated Financial Statements, page F-108

6. Members’ Interest, page F-115

72.	We note the issuance of common units and restricted units to employees of EMC during 2010. Please tell us, and revise to disclose, how the fair value and related compensation expense of the units was determined. As part of your response and your revised disclosure, please explain why the fair value of the Class B units of $748 per unit is significantly less than the value of the Class A units issued on August 19, 2010 which had a fair value of $1,000 per unit at the time of issuance.

Response:

In response to the first part of the Staff’s comment, the Company directs the Staff to the Company’s response to prior comment 61 for an explanation of the Company’s approach in determining fair value and related compensation expense for the B&L equity awards.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that the difference in fair value of a B&L Class A and Class B unit is due to the significant differences in seniority and distribution rights. The Class A units first receive their liquidation preference then participate in the remaining proceeds pro rata with Class B units. Given Class A’s seniority and participation feature, its fair value is higher than Class B’s. Class B units are profits interests which behave like employee stock options. As such, we used an option pricing method to estimate the fair value of Class B units.

The Company has revised the disclosure on page F-118 to explain the significant assumptions used in determining the fair value of awards granted to the Company’s chief executive officer and certain other employees during 2010.

General

73.	Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

Response:

The Company confirms that it will update the financial statements in the Prospectus as required by Rule 3-12 of Regulation S-X in subsequent amendments.

Securities and Exchange Commission

February 8, 2012

74.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Response:

The Company will include updated accountants’ consents in any future amendments to its Form S-1 registration statement.

Exhibits

75.	Please file all exhibits in full so they include all attached schedules and exhibits. We note, in this regard, Exhibit 10.2.

Response:

In response to the Staff’s comment, the Company has re-filed Exhibit 10.2 to include all attached schedules and exhibits, and will file all future exhibits with all schedules and exhibits attached thereto.

76.	Please file the BL revolving credit facility, the BL term loan, the Seller Note and the Services Agreement with B&L as exhibits to your next amendment.

Response:

In response to the Staff’s comment, the Company has filed as Exhibit 10.15 the BL revolving credit facility.

With respect to the BL term loan agreement, the Seller Note and the Services Agreement with B&L, the Company respectfully advises the Staff that it does not believe these agreements should be included as exhibits to the Registration Statement because these agreements will be terminated at the time of the initial public offering, and as such, the Company will have no obligations to be performed, in whole or in part, under these agreements. See Item 601(b)(10)(i) of Regulation S-K.

77.	Please file all documents related to your plan of reorganization as exhibits to your next amendment including the Tax Receivable Agreement, the Exchange Agreement and the Investors and Registration Rights Agreement.

Response:

The Company confirms that in subsequent amendments, it will file as exhibits to the Registration Statement all documents related to the Reorganization to the extent required by Item 601 of Regulation S-K, including the Reorganization Agreement, Tax Receivable Agreement, the Exchange Agreement and the Investors and Registration Rights Agreement.

Securities and Exchange Commission

February 8, 2012

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary

David L. Laxton, III